

May 18, 2010

Mr. Si Chen
Chairman, Director and Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, P.R. China 276600

> **Re: American Lorain Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 6, 2010**
> **File No. 333-164605**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3

General

Incorporation of Certain Information by Reference, page 16

1.   We note that on May 13, 2010 you subsequently filed a Form 10-Q for the fiscal period ended March 31, 2010. However, in this registration statement you have not properly incorporated future filings after the date of the initial registration statement and prior to effectiveness. Therefore, please file an amendment that specifically incorporates your Form 10-Q and any other subsequent report filed pursuant to Section 13(a) or 15(d) of the Exchange Act. See Item 12(a)(2) of Form S-3 and Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Securities Act Forms.

Part II. Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

2.   We note that counsel's legal opinion disclaims any obligation to update this opinion
        or otherwise advise you of any change in any of these sources of law or subsequent
        legal or factual developments. Since the opinion must speak as of the registration
        statement's effectiveness, please have counsel revise their opinion to state that they
        have no obligation to update the opinion <u>after</u> the date of effectiveness, or have
        counsel re-file the opinion on the date of effectiveness.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review.   Please
furnish a cover letter with each amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment
and responses to our comment.

        Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned
at (202) 551- 3611 with any questions.

                                                            Sincerely,

                                                            Anne Nguyen Parker
                                                            Branch Chief

cc: <u>Via Facsimile (212) 715-8277</u>
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP